FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2008

Commission File Number 1-812

HAMILTON SUNDSTRAND de PUERTO RICO

SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Index to Financial Statements

December 31, 2008 and 2007

FINANCIAL STATEMENTS OF THE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Hamilton Sundstrand de Puerto Rico

Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hamilton Sundstrand de Puerto Rico Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 26, 2009

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
Assets:
Investments, at fair value	$8,633,339	$9,076,781
Contributions receivable:
Participants’	49,888	21,731
Employer’s	11,828	4,419
Income receivable	—	306

Net assets available for benefits	$8,695,055	$9,103,237

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
Additions to net assets attributed to:
Investment Income:
Interest	$45,012
Dividends	136,240
Contributions:
Participants’	1,471,159
Employer’s	509,070

Total additions	2,161,481

Deductions from net assets attributed to:
Net depreciation in fair value of investments	1,897,788
Distributions to participants or beneficiaries	671,875

Total deductions	2,569,663

Net decrease	408,182
Net assets available for benefits, December 31, 2007	9,103,237

Net assets available for benefits, December 31, 2008	$8,695,055

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

General. The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan (the “Plan”), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (“UTC” or “Employer”). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.

Trustee and Recordkeeper. Banco Popular de Puerto Rico, the Plan (“Trustee” or “Recordkeeper”), holds all of the Plan’s assets and performs participant account recordkeeping services.

Contributions and Vesting. Participants may elect to contribute up to 10 percent of pre-tax eligible compensation, as defined and may make additional after-tax contributions through payroll deductions subject to statutory limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2008, the Plan offered seven investment options to participants: three growth funds, one income fund, two money market funds and UTC Common Stock.

The company matching contribution is equal to 100 percent of the participant’s eligible contributions from the first 2 percent of base pay, as defined. Employer and participant contributions are deposited into the investment funds in accordance with the participants’ elections.

Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service.

Participant Accounts. Based on the participant’s account balance, the Plan allocates interest, dividends, and realized and unrealized gains and losses on investments of the funds directly to each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All balances of terminated participants’ non-vested Employer contribution amounts that were forfeited prior to January 1, 2008 have been allocated to participant accounts in accordance with the Plan document. The Plan was amended effective January 1, 2008 to use forfeitures to reduce the Employer contribution to the Plan. For the year ended December 31, 2008, approximately $61,000 of forfeitures was used to fund UTC’s contributions.

Voting Rights. UTC Common Stock is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the stock. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.

Participant Loans. Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less, with terms ranging from 1 to 10 years. The interest rate on participant loan withdrawals during 2008 was 9 percent.

Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

NOTE 2 – SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan’s investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net appreciation/ (depreciation) in fair value of investments includes realized and unrealized gains and losses.

Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2008.

Payments of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157 “Fair Value Measurements” (FAS 157) for its investments. FAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and classify these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as a Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value, including the general classification of those investments:

Cash and equivalents – Money market accounts are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest.

Mutual Funds – Mutual funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date.

UTC Common Stock – UTC Common Stock is stated at fair value determined using the closing sales price as of the valuation date.

Participant Loans – Participant loans are valued at their outstanding balances as of the last day of the plan year, which approximates fair value.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2008:

	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Cash and cash equivalents	$74,385	$—	$—	$74,385
Money market accounts	—	2,304,361	—	2,304,361
Equities mutual funds	1,950,107	—	—	1,950,107
UTC common stock	1,850,058	—	—	1,850,058
Fixed income mutual funds	999,548	—	—	999,548
Participant loans	—	—	1,454,880	1,454,880

Total	$4,874,098	$2,304,361	$1,454,880	$8,633,339

The changes in the balances of the Level 3 investments for the year ended December 31, 2008 were as follows:

Participant Loans
Balance, beginning of year	$1,460,401
Loan distributions	755,728
Loan repayments	(761,249)

Balance, end of year	$1,454,880

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2008	2007
UTC Common Stock, 34,516 and 29,057 shares, respectively	$1,850,058	$2,224,023
DWS Equity 500 Index Fund, 12,780 and 11,945 units, respectively	$1,306,774	$1,985,513
Loans Receivable, 9 percent interest, terms ranging from 1 to 10 years	$1,454,880	$1,460,401
Federated Government Obligations Fund, 1,831,364 and 1,191,701 units, respectively	$1,831,364	$1,191,701
DWS U.S. Bond Index Fund, 97,043 and 80,121 units, respectively	$999,548	$824,450
Deutsche Cash Management Fund Institutional, 472,997 and 455,380 units, respectively	$472,997	$455,380
*Vanguard Small Cap Index Fund, 19,164 and 14,541 units, respectively	$390,940	$473,739

*	Amount for 2008 provided for comparative purposes to the prior year. Investment for the current year does not meet the 5 percent threshold.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,897,788. UTC Common Stock depreciated by $711,078 and mutual fund investments depreciated by $1,186,710.

NOTE 5 – RELATED-PARTY TRANSACTIONS

The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2008, the Plan purchased shares of UTC Common Stock in the amount of $498,493, sold shares of UTC

Common Stock in the amount of $161,380, and had net depreciation on the UTC Common Stock in the amount of $711,078. The total value of the Plan’s interest in UTC Common Stock was $1,850,058 and $2,224,023 at December 31, 2008 and 2007, respectively.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 7 – TAX STATUS

The Puerto Rico Department of Treasury ruled on June 1, 1994 that the Plan qualifies under section 165(a) of the Income Tax Act of 1954 (the “Act”), as amended. Therefore, the related trust is not subject to tax under present Puerto Rico income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act.

SUPPLEMENTAL SCHEDULE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost value	(e) Current value
*	United Technologies Corporation	Common Stock, $1.00 par value	**	$1,850,058
	DWS Equity 500 Index Fund	Mutual Fund	**	1,306,774
*	Plan Participants	Loans Receivable collateralized by participant balances, 9 percent interest, terms ranging from 1 to 10 years	—	1,454,880
	Federated Government Obligations Fund	Money Market Fund	**	1,831,364
	DWS U.S. Bond Index Fund	Mutual Fund	**	999,548
	Deutsche Cash Management Fund Institutional	Mutual Fund	**	472,997
	Vanguard Small Cap Index Fund	Money Market Fund	**	390,940
	DWS EAFE Equity Fund Index	Mutual Fund	**	252,393
*	Banco Popular Time Deposit Open Account	Interest-Bearing Cash Account	74,385	74,385

				$8,633,339

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated: June 26, 2009	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23) Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.